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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549


                                 FORM 6-K


                    REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13a-16 OR 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934


                      For the Month of August 2000


                             MFC BANCORP LTD.
          (Exact Name of Registrant as specified in its charter)

              6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                             (41 22) 818 2999
     (Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                   [ X ]  Form 20-F      [   ]  Form 40-F
                    ---                   ---

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

                    Yes                  No   X
                        -----               -----

(If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-                 ).
                                                 -----------------


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


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                                 [LOGO]

                             MFC BANCORP LTD.



                       2000 SECOND QUARTER REPORT
                             TO SHAREHOLDERS



                              JUNE 30, 2000



                       FORWARD-LOOKING STATEMENTS


The statements in this report that are not based on historical facts are called "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

     * general economic and business conditions, including changes in interest rates;
     *   prices and other economic conditions;
     *   natural phenomena;
     * actions by government authorities, including changes in government regulation;
     *   uncertainties associated with legal proceedings;
     *   technological development;
     * future decisions by management in response to changing conditions;
     *   our ability to execute prospective business plans; and
     * misjudgments in the course of preparing forward-looking statements.

We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.


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


                             MFC BANCORP LTD.

                       2000 SECOND QUARTER REPORT

President's Letter to Shareholders:

We are pleased to enclose our results for the second quarter of 2000. Our net earnings in the second three months of 2000 increased by approximately 12.2% compared to the same period in 1999. The following table is a summary of our selected financial information for the periods indicated:



                             Three Months Ended        Three Months Ended
                                  June 30,                  June 30,
                            --------------------      --------------------
                              2000        1999          2000        1999
                            --------    --------      --------    --------
                         (U.S. Dollars in thousands   (Canadian Dollars in
                          except per share amounts)    thousands except per
                               Information Only           share amounts)

Revenue                     $ 28,600    $ 17,482      $ 42,209    $ 25,787
Net income                     5,514       4,910         8,147       7,262
Net income per share:
   Basic                        0.46        0.41          0.68        0.60
   Fully diluted                0.40        0.36          0.59        0.53




                            June 30,   December 31,   June 30,  December 31,
                              2000        1999          2000        1999
                            --------   ------------   --------  ------------
                          (U.S. Dollars in thousands)  (Canadian Dollars in
                                Information Only             thousands)

Cash and cash equivalents   $ 34,474   $ 34,343       $ 50,997  $ 49,567
Securities                    44,662     46,981         66,069    67,808
Total assets                 193,074    187,145        285,613   270,107
Debt                          23,811     21,421         35,223    30,917
Shareholders' equity         125,851    118,348        186,171   170,811


MFC is a financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. We advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. These activities are principally conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A., which is a licensed full-service Swiss bank based in Geneva, Switzerland. We also commit our own capital to promising enterprises and invest and trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our proprietary investing is generally not passive and we seek investments where our financial expertise and management can either add or unlock value. Our operations are primarily conducted in Europe and North America.

Our banking operations require substantially less regulatory capital than traditional North American banks as the majority of its customer deposits are placed in the European fiduciary market. Such placements are off-balance sheet items which allow us to generate fee income without tying up significant amounts of capital. This is in contrast to most North American banks, which generate revenue from the spread between the cost of funds and the credit received.

At our shareholders' meeting in June 2000, shareholders approved a 100-for-one share consolidation and a one-for-100 share split. As a result, approximately 1,500 registered shareholders who held 99 shares or less (representing approximately two-thirds of the total number of registered shareholders) will receive cash for their shares without incurring any selling commissions or expenses, while shareholders holding 100 or more shares will be unaffected.

In August 2000, our banking operations were extended by the opening of an office in Zurich, Switzerland, which will specialize in merchant and investment banking.

We have established a solid foundation for our financial services business and look forward to continued growth during the remainder of 2000.


                                            Respectfully submitted,

                                            /s/  M.J. Smith

                                            M.J. Smith
August 2000                                 President

                             MFC BANCORP LTD.



                    CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                (Unaudited)

                             MFC BANCORP LTD.

                       CONSOLIDATED BALANCE SHEETS
                               (Unaudited)
                         (dollars in thousands)



                                       June 30, 2000         June 30,
                                      ---------------
                                       (U.S. Dollars)     2000      1999
                                                        --------  --------
                                      Information Only  (Canadian Dollars)

ASSETS
Cash and cash equivalents               $ 34,474        $ 50,997  $ 38,449
Securities                                44,662          66,069    85,528
Loans                                     62,815          92,922    71,275
Receivables                               19,324          28,586    17,869
Due from investment dealers               10,294          15,228    16,806
Property held for sale                     3,744           5,538     5,358
Excess cost of net assets acquired        11,923          17,637    17,974
Premises and equipment                       750           1,109     2,575
Prepaid and other                          5,088           7,527     3,441
                                        --------        --------  --------
                                        $193,074        $285,613  $259,275
                                        ========        ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                $ 33,366        $ 49,358  $ 49,494
Accounts payable and accrued expenses      7,593          11,232    12,038
Debt                                      23,811          35,223    39,851
                                        --------        --------  --------
                                          64,770          95,813   101,383

Minority interests                         2,453           3,629     2,300

Shareholders' equity
   Common stock                           44,343          65,597    65,706
   Cumulative translation adjustment      (2,259)         (3,342)     (663)
   Retained earnings                      83,767         123,916    90,549
                                        --------        --------  --------
                                         125,851         186,171   155,592
                                        --------        --------  --------
                                        $193,074        $285,613  $259,275
                                        ========        ========  ========


The accompanying notes are an integral part of these financial statements.

                             MFC BANCORP LTD.

                  CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Six Months Ended June 30, 2000 and 1999
                              (Unaudited)
             (dollars in thousands except per share amounts)



                                        2000
                                   -------------
                                  (U.S. Dollars)       2000         1999
                                                     --------     --------
                                 Information Only     (Canadian Dollars)

Financial services revenue           $ 47,631        $ 69,870     $ 49,248

Expenses
   Financial services                  29,051          42,615       26,088
   General and administrative           6,620           9,711        8,407
   Interest                             1,676           2,458        2,235
                                     --------        --------     --------
                                       37,347          54,784       36,730
                                     --------        --------     --------

Income before income taxes             10,284          15,086       12,518
Provision for income taxes                (48)            (71)        (192)
                                     --------        --------     --------
                                       10,236          15,015       12,326

Minority interests                       (479)           (703)           8
                                     --------        --------     --------
Net income                           $  9,757        $ 14,312     $ 12,334
                                     ========        ========     ========

Earnings per share
   Basic                             $   0.80        $   1.19     $   1.02
                                     ========        ========     ========
   Fully diluted                     $   0.71        $   1.05     $   0.92
                                     ========        ========     ========

Weighted average number of shares
 outstanding (in thousands)            15,205          15,205       15,276
                                     ========        ========     ========


The accompanying notes are an integral part of these financial statements.

                              MFC BANCORP LTD.

                   CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Three Months Ended June 30, 2000 and 1999
                                (Unaudited)
              (dollars in thousands except per share amounts)



                                        2000
                                   -------------
                                  (U.S. Dollars)       2000         1999
                                                     --------     --------
                                 Information Only     (Canadian Dollars)

Financial services revenue           $ 28,600        $ 42,209     $ 25,787

Expenses
   Financial services                  18,622          27,456       13,485
   General and administrative           3,258           4,824        3,872
   Interest                               698           1,036        1,090
                                     --------        --------     --------
                                       22,578          33,316       18,447
                                     --------        --------     --------

Income before income taxes              6,022           8,893        7,340
Provision for income taxes                (42)            (62)         (96)
                                     --------        --------     --------
                                        5,980           8,831        7,244

Minority interests                       (466)           (684)          18
                                     --------        --------     --------
Net income                           $  5,514        $  8,147     $  7,262
                                     ========        ========     ========

Earnings per share
   Basic                             $   0.46        $   0.68     $   0.60
                                     ========        ========     ========
   Fully diluted                     $   0.40        $   0.59     $   0.53
                                     ========        ========     ========

Weighted average number of shares
 outstanding (in thousands)            15,252          15,252       15,276
                                     ========        ========     ========


The accompanying notes are an integral part of these financial statements.

                             MFC BANCORP LTD.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Six Months Ended June 30, 2000 and 1999
                               (Unaudited)
                         (dollars in thousands)



                                                            June 30,
                                                      --------------------
                                                        2000        1999
                                                      --------    --------

Inflow (outflow) of cash and cash equivalents
 related to the following activities:
Operating
   Net income                                         $ 14,312    $ 12,334
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Items not affecting cash
        Depreciation and amortization                      840       1,030

   Changes in current assets and liabilities
     Securities                                          1,550     (11,662)
     Receivables                                        (6,641)      5,929
     Due from investment dealers                         1,748     (10,385)
     Properties held for sale                            2,363          60
     Accounts payable and accrued expenses              (6,100)     (4,401)
     Other                                              (3,321)      2,234
                                                      --------    --------
                                                         4,751      (4,861)
Financing
   Net increase in deposits                              1,850      31,210
   Debt repayments                                      (3,028)       (116)
   Borrowings                                            7,271           -
   Issuance of shares                                       99           -
   Other                                                   (36)        (41)
                                                      --------    --------
                                                         6,156      31,053

Investing
   Net increase in loans                               (11,070)    (21,400)
   Sale and purchases of subsidiaries, net of
    cash acquired (disposed)                             1,216        (280)
   Other                                                  (160)       (467)
                                                      --------    --------
                                                       (10,014)    (22,147)

Exchange rate effect on cash and cash equivalents          537      (4,467)
                                                      --------    --------
Decrease (increase) in cash and cash equivalents         1,430        (422)
Cash and cash equivalents:
   Beginning of period                                  49,567      38,871
                                                      --------    --------
   End of period                                      $ 50,997    $ 38,449
                                                      ========    ========


The accompanying notes are an integral part of these financial statements.

                             MFC BANCORP LTD.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2000
                               (Unaudited)

Note 1.  Basis of Presentation

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.  Nature of Business

The Company is in the financial services business and its principal activities focus on merchant banking.

Note 3.  Earnings Per Share

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. For the calculation of fully diluted earnings per share, under Canadian generally accepted accounting principles, options are deemed to be exercised at the date of grant and convertible securities are deemed to be converted at the date of issuance.

Under U.S. generally accepted accounting principles, options affect diluted earnings per share when "in-the-money."

Note 4.  Reporting Currency

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.4793 for period end purposes and U.S.$1.00 = Canadian $1.4669 for the six months ended June 30, 2000.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this document, please note the following:

     *  references to "we", "our", "us" or "MFC" mean MFC Bancorp
        Ltd. and its subsidiaries unless the context of the sentence clearly suggests otherwise;

     * all references to monetary amounts are in Canadian dollars unless otherwise indicated; and

     * selected financial information has been provided in U.S. dollars for informational purposes using an exchange rate of one Canadian dollar being equal to U.S.$0.6760, being the Federal Reserve Bank of New York rate of conversion for Canadian dollars to U.S. dollars as at June 30, 2000.

The following discussion and analysis of the financial condition and results of our operations for the six months ended June 30, 2000 should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Certain reclassifications have been made to our prior period financial statements to conform to the current period presentation.

RESULTS OF OPERATIONS - Six Months Ended June 30, 2000

In the six months ended June 30, 2000, revenues increased to $69.9 million from $49.2 million in the comparable period of 1999, primarily due to increased merchant banking activities. Expenses increased to $54.8 million in the six months ended June 30, 2000 from $36.7 million in the comparable period of 1999, primarily as a result of higher revenues. General and administrative expenses increased to $9.7 million in the six months ended June 30, 2000 from $8.5 million in the comparable period of 1999.
Interest expense increased slightly to $2.5 million in the six months ended June 30, 2000 from $2.2 million in the comparable period of 1999.

In the six months ended June 30, 2000, our net earnings were $14.3 million or $1.19 per share on a basic basis ($1.05 per share on a fully diluted basis). In the six months ended June 30, 1999, net earnings were $12.3 million or $1.02 per share on a basic basis ($0.92 per share on a fully diluted basis).

RESULTS OF OPERATIONS - Three Months Ended June 30, 2000

In the second quarter of 2000, revenues increased to $42.2 million from $25.8 million in the comparable period of 1999, primarily due to increased merchant banking activities. Expenses increased to $33.3 million in the quarter ended June 30, 2000 from $18.4 million in the comparable period of 1999, primarily as a result of higher revenues. General and administrative expenses increased slightly to $4.8 million in the quarter ended June 30, 2000 from $3.9 million in the comparable period of 1999. Interest expense was $1.0 million in the quarter ended June 30, 2000 and $1.1 million in the comparable period of 1999.

In the quarter ended June 30, 2000, our net earnings were $8.1 million or $0.68 per share on a basic basis ($0.59 per share on a fully diluted basis). In the quarter ended June 30, 1999, net earnings were $7.3 million or $0.60 per share on a basic basis ($0.53 per share on a fully diluted basis).

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning MFC for the periods indicated:



                                U.S. Dollars         Canadian Dollars
                             ------------------     ------------------
                                   June 30,               June 30,
                             ------------------     ------------------
                               2000      1999        2000       1999
                             --------  --------    --------   --------
                               (in thousands)         (in thousands)
                              Information Only

Cash and cash equivalents    $ 34,474  $ 26,120    $ 50,997   $ 38,449
Securities                     44,662    58,103      66,069     85,528
Total assets                  193,074   176,138     285,613    259,275
Debt                           23,811    27,073      35,223     39,851
Shareholders' equity          125,851   105,700     186,171    155,592


We maintain a high level of liquidity, with a substantial amount of assets held in cash and cash equivalents, highly liquid marketable securities and customer loans collateralized by marketable securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. This liquidity is used by us in client related services where we act as a financial intermediary for third parties and in our own proprietary investing activities.

At June 30, 2000, our cash and cash equivalents were $51.0 million, compared to $38.4 million at June 30, 1999. At June 30, 2000, we had securities of $66.1 million, compared to $85.5 million at June 30, 1999.

Operating Activities

Operating activities provided cash of $4.8 million in the six months ended June 30, 2000, compared to using cash of $4.9 million in the comparable period of 1999. In the six months ended June 30, 2000, an increase in receivables from dispositions used cash of $6.6 million, compared to a decrease in receivables providing cash of $5.9 million in the comparable period of 1999. A decrease in amounts due from investment dealers as a result of securities trading activities provided cash of $1.7 million in the six months ended June 30, 2000, compared to an increase which used $10.4 million in the comparable period of 1999. A decrease in accounts payable and accrued expenses used cash of $6.1 million in the six months ended June 30, 2000, compared to $4.4 million in the comparable period of 1999. Net sales of securities provided cash of $1.6 million in the current period, compared to net purchases of securities using $11.7 million in the comparable period of 1999. We expect to generate sufficient cash flow from operations to meet our working capital requirements.

Investing Activities

Investing activities in the six months ended June 30, 2000 used cash of $10.0 million, compared to $22.1 million in the comparable period of 1999, primarily as a result of a smaller net increase in loans outstanding.

Financing Activities

Financing activities provided cash of $6.2 million in the six months ended June 30, 2000, compared to $31.1 million in the comparable period of 1999, primarily as a result of a smaller increase in customer deposits. During the current period, net borrowings increased by approximately $4.3 million.

The appreciation of the Swiss franc relative to the Canadian dollar by approximately 0.03% over the period resulted in an unrealized foreign exchange translation gain of $0.5 million on cash and cash equivalents, which is included as shareholder's equity in our balance sheet and does not affect our net earnings.

We continue to explore potential acquisition opportunities as a means of expanding our business. Such opportunities may involve acquisitions which are material in size and may require the raising of additional capital.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations, in particular, those in Switzerland.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings.

As a substantial amount of our revenues are received in Swiss francs, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rate for Swiss francs prevailing during that period. In the period ended June 30, 2000, we reported an approximately net $0.9 million foreign exchange translation gain and, as a result, our cumulative foreign exchange translation loss at June 30, 2000 was $3.3 million, compared to $0.7 million at June 30, 1999. We use derivatives to hedge our foreign exchange exposure.

Based upon the period average exchange rate in the second quarter of 2000, the Canadian dollar increased by approximately 10.0% in value against the Swiss franc, over the comparative period in 1999.

Certain Factors

Our results of operations may be materially affected by market fluctuations and economic factors. In addition, our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, on-line service providers and other companies offering financial services in Europe and globally.

Inflation

We do not believe that inflation has had a material impact on revenues or income during the second quarter of 2000. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant     MFC BANCORP LTD.
            ----------------------------

By          /s/ Michael J. Smith
            ----------------------------
            MICHAEL J. SMITH, PRESIDENT


Date           August 28, 2000
            ----------------------------